UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)
BROADCOM CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

111320107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

David A. Dull, Esq.
Senior Vice President, Business Affairs, General Counsel and Secretary
Broadcom Corporation
5300 California Avenue
Irvine, California 92617-3038
(949) 926-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
S. James DiBernardo, Esq.
Jill Mather Bartow, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$182,030,124.00	$5,588.33***

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 7,817,941 shares of Class A common stock of Broadcom Corporation will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐ third party tender offer subject to Rule 14d-1.
     ☑ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement
     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) that Broadcom Corporation filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2007 with respect to its offer to amend or replace outstanding “Eligible Options” (as defined in the Offer to Amend or Replace Eligible Options (the “Offer Document”) attached to the Schedule TO as Exhibit (a)(1)) (the “Offer”) held by current employees subject to taxation in the United States so that the holders of those options will not be subject to Section 409A of the Internal Revenue Code. Except as amended and supplemented hereby and by Amendment No. 1 thereto, all terms of the Schedule TO and the Offer Document and all disclosure set forth in the Schedule TO and Exhibits thereto remain unchanged.
ITEM 2. SUBJECT COMPANY INFORMATION.
     Item 2(b) of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     Item 4(b) of the Schedule TO is hereby amended as follows: Section 7 of the Offer Document entitled “Conditions of the Offer” is hereby amended as follows:
     1. Subparagraph (b) is hereby revised to read as follows:
     “On March 26, 2007 the Office of Mergers and Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission issued global exemptive relief from the prompt payment provisions of Rules 13e-4(f)(5) and 14e-1(c) of the 1934 Act, as those provisions might have otherwise applied to the January 2008 payment date for the Cash Payments. Accordingly, we are now permitted to make the Cash Payment in January 2008 in accordance with the terms of the Offer, without contravention of the prompt payment provisions of the 1934 Act, and as a result the requisite exemptive relief has been obtained and is no longer a condition to the Offer or to our acceptance of the tendered Eligible Options.”
     2. Subparagraph (g) is hereby revised to read as follows:
     “(g) any change or changes shall have occurred in our business, financial condition, assets, operating results, operations, prospects or stock ownership or that of our subsidiaries as a result of unforeseen, extraordinary events beyond our control that, in our reasonable judgment, is or may be material to us or our subsidiaries or otherwise makes it inadvisable for us to proceed with the Offer, or”
     3. The last paragraph of Section 7 is hereby revised to read as follows:
     “The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Should we decide to waive any of the material conditions of the Offer, the Offer will remain open for five (5) business days following the date we announce the waiver. Any determination we make concerning the events described in this Section 7 may be challenged by an Eligible Optionee only in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.”
ITEM 10. FINANCIAL STATEMENTS.
     Section 11 of the Offer Document entitled “Information Concerning Broadcom” is hereby amended as follows:

     1. The table entitled “Consolidated Balance Sheet Data” is amended to read as follows:

	December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$2,158,110	$1,437,276	$858,592	$558,669	$389,555
Current assets	3,351,788	2,335,876	1,584,442	995,803	721,784
Current liabilities	678,701	599,494	499,343	503,973	534,017
Working capital	2,673,087	1,736,382	1,085,099	491,830	187,767
Noncurrent assets (excluding goodwill)	310,804	259,389	222,135	187,500	241,730
Goodwill and purchased intangible assets, net	1,214,174	1,156,934	1,079,262	834,319	1,252,639
Total assets	4,876,766	3,752,199	2,885,839	2,017,622	2,216,153
Noncurrent liabilities	6,399	12,138	22,753	24,241	37,615
Total shareholders’ equity	4,191,666	3,140,567	2,363,743	1,489,408	1,644,521
Book value per common share	7.64	5.99	4.77	3.24	3.95
     2. Paragraph (b) of Item 18 of the Offer Document entitled “Additional Information” is hereby revised to read as follows:
     “b. Our Current Report on Form 8-K, filed with the SEC on March 7, 2007; our Current Report on Form 8-K, filed with the SEC on March 15, 2007 (other than the portions of these documents not deemed to be filed).”
ITEM 11. ADDITIONAL INFORMATION.
     Item 11(b) of the Schedule TO is hereby amended to add the following new provisions:
     “On April 9, 2007, the Company distributed to eligible participants in the Offer a notice of amendment, a copy of which is attached hereto as Exhibit (a)(13) and incorporated herein by reference. The notice accordingly informed Eligible Optionees that the following amendments to the Offer Document have been made regarding the Conditions of the Offer, which appears in Section 7 of the Offer Document, the financial information contained in Section 11 of the Offer Document and the reports listed in Section 18 of the Offer Document:
     Changes to the Conditions of the Offer
     As a result of an amendment made to the terms of the Offer, the following revisions have been made to Section 7 of the Offer Document entitled “Conditions of the Offer”:
     1. Subparagraph (b) of Section 7 has been amended to read as follows:
     “On March 26, 2007 the Office of Mergers and Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission issued global exemptive relief from the prompt payment provisions of Rules 13e-4(f)(5) and 14e-1(c) of the 1934 Act, as those provisions might have otherwise applied to the January 2008 payment date for the Cash Payments. Accordingly, we are now permitted to make the Cash Payment in January 2008 in accordance with the terms of the Offer, without contravention of the prompt payment provisions of the 1934 Act, and as a result the requisite exemptive relief has been obtained and is no longer a condition to the Offer or our acceptance of the tendered Eligible Options.”
     2. Subparagraph (g) of Section  7 has been amended to read as follows:
     “(g) any change or changes shall have occurred in our business, financial condition, assets, operating results, operations, prospects or stock ownership or that of our subsidiaries as a result of unforeseen, extraordinary events beyond our control that, in our reasonable judgment, is or may be material to us or our subsidiaries or otherwise makes it inadvisable for us to proceed with the Offer, or”
     3. The last paragraph of Section 7 has been amended to read as follows:
     “The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Should we decide to waive any of the material conditions of the Offer, the Offer will remain open for five (5) business days following the date we announce the waiver. Any determination we make concerning the events described in this Section 7 may be challenged by an Eligible Optionee only in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons. “
     Changes to Financial Information
     The financial information contained in Section 11 of the Offer Document entitled “Information Concerning Broadcom” has been amended as follows:
     The table entitled “Consolidated Balance Sheet Data” is amended to read as follows:

	December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$2,158,110	$1,437,276	$858,592	$558,669	$389,555
Current assets	3,351,788	2,335,876	1,584,442	995,803	721,784
Current liabilities	678,701	599,494	499,343	503,973	534,017
Working capital	2,673,087	1,736,382	1,085,099	491,830	187,767
Noncurrent assets (excluding goodwill)	310,804	259,389	222,135	187,500	241,730
Goodwill and purchased intangible assets, net	1,214,174	1,156,934	1,079,262	834,319	1,252,639
Total assets	4,876,766	3,752,199	2,885,839	2,017,622	2,216,153
Noncurrent liabilities	6,399	12,138	22,753	24,241	37,615
Total shareholders’ equity	4,191,666	3,140,567	2,363,743	1,489,408	1,644,521
Book value per common share	7.64	5.99	4.77	3.24	3.95
     Changes to Reports
     As a result of an amendment to the Offer Document, paragraph (b) of Section 18 of the Offer Document has been amended to limit the included reports to the following:
     “b. Our Current Report on Form 8-K, filed with the SEC on March 7, 2007; our Current Report on Form 8-K, filed with the SEC on March 15, 2007 (other than the portions of these documents not deemed to be filed).”
     Except for the foregoing amendments and the clarification of Eligible Optionee status dated April 6, 2007, the Offer remains subject to the terms and conditions set forth in the Offer Document and other related tender offer materials filed by the Company with the SEC.”

ITEM 12. EXHIBITS.
Exhibit (a)(13) to this Amendment is hereby filed as Exhibit (a)(13) to the Schedule TO.

(a)(1)	Offer to Amend or Replace Eligible Options, dated March 21, 2007.*

(a)(2)	Email Announcement of Offer to Amend or Replace Eligible Options, dated March 21, 2007.*

(a)(3)	Letter of Transmittal and Cover Letter thereto.*

(a)(4)	Form of Stock Option Amendment and Special Cash Payment Agreement.*

(a)(5)	Withdrawal Form.*

(a)(6)	Forms of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.*

(a)(7)	Form of Reminder of Expiration Date.*

(a)(8)	Form of Notice of Expiration of Offer, Amendment or Replacement of Eligible Options and Commitment to Make Cash Payment.*

(a)(9)	Broadcom Corporation Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) February 20, 2007, is incorporated herein by reference.

(a)(10)	Material Income Taxes for Eligible Optionees Subject to Taxation Outside of the United States.**

(a)(11)	Frequently Asked Questions.**

(a)(12)	Notice of Clarification of Eligible Optionee Status, dated April 6, 2007.**

(a)(13)	Notice of Amendment to Conditions of the Offer, dated April 9, 2007.

(b)	Not applicable.

(d)(1)	Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated through March 9, 2007.*

(d)(2)	Form of Stock Option Agreement under the Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated, is incorporated herein by reference from Exhibit 10.19 to Form 10-K for the year ended December 31, 2006, filed with the SEC February 20, 2007.

(d)(3)	Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated through July 18, 2003, is incorporated herein by reference from Exhibit 10.2 to Form 10-Q for the three months ended June 30, 2003, filed with the SEC August 11, 2003.

(d)(4)	Form of Stock Option Agreement under the Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated, is incorporated herein by reference from Exhibit 10.2.1 to Form 10-Q for the three months ended June 30, 2003, filed with the SEC August 11, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on March 21, 2007 and incorporated herein by reference.

**	Previously filed with the Schedule TO-I/A filed with the SEC on April 6, 2007 and incorporated herein by reference.
SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Broadcom Corporation

By:	/s/ David A. Dull

David A. Dull, Esq.
Senior Vice President, Business Affairs,
General Counsel & Secretary

Date: April 9, 2007

INDEX OF EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)	Offer to Amend or Replace Eligible Options, dated March 21, 2007.*

(a)(2)	Email Announcement of Offer to Amend or Replace Eligible Options, dated March 21, 2007.*

(a)(3)	Letter of Transmittal and Cover Letter thereto.*

(a)(4)	Form of Stock Option Amendment and Special Cash Payment Agreement.*

(a)(5)	Withdrawal Form.*

(a)(6)	Forms of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.*

(a)(7)	Form of Reminder of Expiration Date.*

(a)(8)	Form of Notice of Expiration of Offer, Amendment or Replacement of Eligible Options and Commitment to Make Cash Payment.*

(a)(9)	Broadcom Corporation Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) February 20, 2007, is incorporated herein by reference.

(a)(10)	Material Income Taxes for Eligible Optionees Subject to Taxation Outside of the United States.**

(a)(11)	Frequently Asked Questions.**

(a)(12)	Notice of Clarification of Eligible Optionee Status, dated April 6, 2007.**

(a)(13)	Notice of Amendment to Conditions of the Offer, dated April 9, 2007.

(b)	Not applicable.

(d)(1)	Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated through March 9, 2007.*

(d)(2)	Form of Stock Option Agreement under the Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated, is incorporated herein by reference from Exhibit 10.19 to Form 10-K for the year ended December 31, 2006, filed with the SEC February 20, 2007.

(d)(3)	Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated through July 18, 2003, is incorporated herein by reference from Exhibit 10.2 to Form 10-Q for the three months ended June 30, 2003, filed with the SEC August 11, 2003.

(d)(4)	Form of Stock Option Agreement under the Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated, is incorporated herein by reference from Exhibit 10.2.1 to Form 10-Q for the three months ended June 30, 2003, filed with the SEC August 11, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on March 21, 2007 and incorporated herein by reference.

**	Previously filed with the Schedule TO-I/A filed with the SEC on April 6, 2007 and incorporated herein by reference.